San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

October 12, 2012

Securities and Exchange Commission, Division of Corporate Finance

Attn: Mr. Max A. Webb

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.

Registration Statement on Form S-1/A14

Filed on October 2, 2012

File No. 333-176694

Dear Mr. Webb:

We are in receipt of your comment letter dated October 10, 2012 regarding the above-referenced filing. As requested in your letter, we have provided responses to the questions raised by the Commission’s Staff. For your convenience, the matters are listed below, followed by the Company’s responses.

Overview, page 2

1.	We note that the last sentence of the sixth paragraph on page three says you will run out of money “in the first quarter of 2013,” the last sentence of the seventh paragraph says this will occur “sometime in fiscal year 2013,” and the first sentence of the eighth paragraph states that based on the above, you “believe” that you “have enough cash to support our daily operations for the next 12 months.” Please revise for consistency. Also reposition the statement that your funds will expire in the first quarter of 2013 to the second paragraph of the summary and put it in bold or advise why this material information should not be highlighted.

RESPONSE: We have clarified the above referenced sentences to reflect that San Lotus Holding Inc. has enough funds to support operations through the first quarter of 2013 and our subsidiary, Green Forest Management Consulting Inc., has enough cash to support daily operations for the next 12 months. In addition, we have moved the discussion of our cash resources to the front of the summary and have placed into boldface type the statement that our funds will expire in the first quarter of 2013.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Chen Tseng Chih Ying

Chen Tseng Chih Ying

Chief Executive Officer and Director